Sino-Global Shipping America, Ltd.

1044 Northern Boulevard

Roslyn, New York 11576-1514

May 11, 2015

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	John Dana Brown
Ryan Adams

Re:	Sino-Global Shipping America, Ltd.
Registration Statement on Form S-1
File No. 333-199160
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request:

Requested Date:	May 12, 2015
Requested Time:	4:00 PM Eastern Time

Dear Mr. Brown and Mr. Adams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sino-Global Shipping America, Ltd. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement (File No. 333-199160), as amended (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Lawrence G Nusbaum or Bryan S. Dixon, both of whom are attorneys with the Registrant’s outside legal counsel, Gusrae Kaplan Nusbaum PLLC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Nusbaum at (212) 269-1400, or in his absence, Mr. Dixon at (212) 269-1400.

Very Truly Yours,

By:	/s/ Lei Cao
Name:	Lei Cao
Title:	Chief Executive Officer

cc:	Anthony Chan, Acting Chief Financial Officer of the Registrant
Lawrence G. Nusbaum, Esq., Gusrae Kaplan Nusbaum PLLC
Bryan S. Dixon, Esq., Gusrae Kaplan Nusbaum PLLC